Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

Dick:	Welcome to the April edition of the CU Current. Today I get a chance to sit down with Karl McDonnell who is the CEO of Strayer Education, Inc. Welcome to Minnesota, Karl.

Karl McDonnell:	Thanks, Dick. Thank you for having me.

Dick:	Oh, for sure. Why don’t you tell us a little about yourself, where you grew up, that sort of thing?

Karl McDonnell:	Sure. I grew up in Virginia, Southeast Virginia, Hampton Roads, lifeguarded there, was an athlete, was a completely mediocre high school student. Went to a tiny liberal arts college in Norfolk, Virginia, called Virginia Wesleyan, got a political science degree, and worked my way through school. So, I had a full-time job. I was driving a truck for Fed-Ex 35-40 hours a week while I was going to school as well. So, I have some familiarity with what it’s like to balance a job and try to go to college. It’s hard.

Dick:	It is hard, isn’t it? You spent some time at Epcot Center. What was that experience like?

Karl McDonnell:	It was amazing. For five years I worked for the Walt Disney Company down in Florida. I started as basically the food and beverage director of what used to be called the Disney Village Marketplace, which is now called Disney Springs, and got a huge break a year or so in when I was tapped to be the general manager of Epcot. It was the best job I ever had in my life in terms of fun, could imagine, but it was a lot of work. I didn’t have a holiday off for five years because that’s when the parks are busy. It’s where I learned to have an eye for detail, attention to detail on things. It was an amazing culture and I still have a lot of friends down there. My children cannot to this day believe that I ever left Disney, but there were other opportunities that came along.

Dick:	Well, you’ve had a chance to get to know Capella University, Capella Education Company a little bit. Certainly, you’re learning about Minnesota today. Here we are in early April with snow.

Karl McDonnell:	Snow. Yeah.

Dick:	Right. Tell us what you’re most excited about with the merger?

Karl McDonnell:	I just think that this is two of absolutely the best institutions in America coming together. We’ve had such respect for Capella over the years. We’ve been big fans of yours, admirers. I would speak at various conferences and would sometimes be asked, “Who do you respect?” and I always said, “Looks like Capella is first rate institution.” What we said about this merger is Capella is really the only institution that we would have an interest in combining with, and what I’m excited about is it’s a chance to bring two innovative organizations together.

What we’ve learned, and which I think is good, is that the innovations are quite different. The opportunity wouldn’t be as big if we had by chance just been working on the same stuff, but we haven’t. You guys are the best in the world, arguably, at assessment and direct assessment programs. We’ve tried to innovate a little bit with artificial intelligence and studio-type content. There’s just so many opportunities to bring that stuff together. I’m nothing but excited about this opportunity.

Dick:	That’s great. As you think about the cultures, what do you notice that’s the same between the cultures and what do you notice that might be different between the cultures?

Karl McDonnell:	Well, what’s the same is the DNA of these organizations. It’s all about learner success, learner focus. Both organizations are very mission driven, so there’s a deep desire to do good. At Strayer, we talk a lot about how education over time has been the greatest enabler of economic mobility for people, so we see that we have a solemn responsibility to help people succeed and get a better job, get a better life, and it’s a chance to do all of that at a much larger scale.

In terms of what’s different, there’s simple things; learner versus student, which is a question I get a lot. “What are we going to go with?” and I think it’s fine to have both. I think some of our operating practices are a little different and that’s to be expected. We’re not planning to just mandate that there be a certain way on every single thing that we can. One of the rationales of the merger was to port over these best practices, so it’d be foolish to walk away from something that’s working on one side and not the other. And we’ll work through whatever differences are as constructively as we can, as collaboratively as we can and just try to make sure that whatever is working continues to work well.

Dick:	Great. Tell us a little about the life of the faculty member at Strayer University and what kind of support there is and what that experience is like.

Karl McDonnell:	Sure. We have a few hundred full-time faculty members, and like Capella, we also use some amount of adjunct professors. I think if you talk to the faculty members and said, “Okay, what’s Strayer like?” they would say that, “There’s rigorous analytics underpinning our assessment engine.” We’re looking at student engagement. We’re looking at faculty engagement. We want to create an environment where the faculty member can be successful, so we try to provide the best technology that we can, the best training that we can.

Interestingly, one of the things that we’ve learned at Strayer is how important video feedback is to what we call students, what you call learners. So, we have several courses where it’s mandated that all the feedback be given to the student in a video format. Students respond to it much more favorably than written feedback. It’s more personalized, as you can imagine, and academic achievement rates that we track are higher.

So, we’ve started to think about is this something that we should require all of our faculty members to do, to at least be comfortable giving some amount of recorded video feedback to our learners. That’s something that we’re moving towards. For the faculty members that enjoy that, it’s great. Not everybody enjoys recording videos and we’ll try to be as supportive as we can there. But by and large, I think the faculty are very engaged at Strayer University, and we see them as the center of everything that we do.

I look back when I went to college. I don’t remember a textbook that I had, but I remember specific faculty members that I had who took an interest in me, who mentored me. And we see that relationship as being the center of any success that we’re going to have with our learners or students, is making sure that we can attract the best faculty that we can, that they have the tools that they need to be successful, and that we provide an environment where they can do what they love to do, which is to teach.

Dick:	That’s great. That’s great. Yeah, I agree with you. I remember my faculty members more than I remember the textbooks for sure.

Karl McDonnell:	Oh, yeah. No doubt.

Dick:	Yeah. Right because it’s ultimately interpersonal even if it’s online.

Karl McDonnell:	And the best faculty members can push you.

Dick:	Exactly.

Karl McDonnell:	And light something in you that you want to learn. You find it interesting. I hated math most of my way through high school. Then, I had a couple professors in college who were quite good at statistics or something else, and it just recast the way I thought about it and fundamentally changed my view of all things math as a result of basically two people.

Dick:	Oh, that’s great. That’s great so, here we are on the cusp of the merger. We still have to, of course, wait for HLC and a couple other things, but even as you think farther ahead, say five years out, what will people be saying about Strategic Education and this merger?

Karl McDonnell:	They’re going to look at us as a role model for everything that’s right about higher education. It’ll be an organization that puts learners at the center of everything that we do. And we’ll be an organization that is, I believe, innovating more deeply at a much larger scale and faster than any other education institution; all designed to help learners and students fulfill their professional dreams.

Capella has a strategy of being essentially the enabler of the most direct path between education and a job, and I think that’s a terrific strategy. I want to make sure that SEI, as we call it, is innovating along that entire ecosystem, that entire learning sort of pathway to degrees, to boot camps, to alternative credentials that we can’t even really imagine today. And I hope that we’re the role model of how higher education should work and people look to us and say, “Those people are doing some really good work.”

Dick:	Well, it is an exciting time in the history of both organizations and-

Karl McDonnell:	No doubt.

Dick:	Strayer is 125-

Karl McDonnell:	26.

Dick:	26?

Karl McDonnell:	Yeah, 126 years old.

Dick:	Happy Birthday.

Karl McDonnell:	Thank you.

Dick:	We’re just celebrating our 25th anniversary.

Karl McDonnell:	Strayer was founded as an organization to help people leave farming jobs and get bookkeeping jobs, basically, at just about the turn of the century. So, it’s always had a focus on working adults. It started as one campus in Washington, D.C. Now, of course, we have 80 campuses around the United States.

Dick:	Yeah. That’s exciting. It’s been exciting to get a chance to sit down and talk with you, and thank you for taking the time to do this.

Karl McDonnell:	Yeah. My pleasure. Anytime. Thank you, Dick.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to satisfy certain conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 8, 2017. On January 19, 2018 at their respective special meetings, Strayer’s stockholders approved the issuance of Strayer common stock and the amendment and restatement of Strayer’s charter, each in connection with the merger, and Capella shareholders approved the Agreement and Plan of Merger, dated as of October 29, 2017, by and among Strayer, Capella and Sarg Sub Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.